OMS Energy Technologies Inc.

10 Gul Circle
Singapore 629566

September 12, 2024

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Inessa Kessman, Robert Littlepage, Aliya Ishmukhamedova and Mitchell Austin

Re:	OMS Energy Technologies Inc. Draft Registration Statement on Form F-1 Submitted May 29, 2024 CIK No. 0002012219

Dear Sir or Madam,

This letter is in response to your letter on June 25, 2024, in which you provided comments to the Registration Statement on Form DRS/A of OMS Energy Technologies Inc. (the “Company”) submitted to the U.S. Securities and Exchange Commission on May 29, 2024. On the date hereof, the Company has submitted an Amendment No. 1 to the Registration Statement on Form DRS/A (“DRS/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Draft Registration Statement on Form F-1

Risk Factors

We may not maintain the listing of our Ordinary Shares on the New York Stock Exchange..., page 33

1.	You state here that you intend to apply to list Ordinary Shares on the New York Stock Exchange concurrently with this offering. However, your disclosure on the cover page states that you “will not close this offering unless such Ordinary Shares will be listed on the New York Stock Exchange at the completion of this offering.” Please confirm whether this offering is conditional on the NYSE’s approval of your listing.

RESPONSE: We respectfully advise the staff that we have revised the language on the cover page and on page 34 of the DRS/A to clarify that this offering is conditional on the NYSE’s approval of our listing.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 51

2.	We note that you have six reportable segments based on geographical regions. Please note that information provided in your MD&A must relate to all separate segments and/or other subdivisions (e.g., geographic areas, product lines) of the company. See Item 5 of Form 20-F.

RESPONSE: We respectfully advise the staff that we have added analysis based on the markets we operate in to our MD&A section under page 56 and 58 of the DRS/A.

Business, page 71

3.	Please include a breakdown of total revenues by category of activity and geographic market for each of the last three financial years. See Item 4.B.2 of Form 20-F.

RESPONSE: We respectfully advise the staff that we have provided the breakdown of total revenues by product and services and operating markets in page 75 of the DRS/A.

Employees, page 88

4.	We note that you have operations in Saudi Arabia, Indonesia, Malaysia, Brunei, Thailand, and Singapore. Please disclose here the geographic location of employees as required by Item 6.D of Form 20-F.

RESPONSE: We respectfully advise the staff that we have provided disclosures for the employee’s breakdown by geographic location on page 93 of the DRS/A.

Consolidated Financial Statements

1 Organization and Principal Activities, page F-8

5.	We refer to footnote (1) on page F-8, where you state you have control of two entities through contractual arrangements. Please provide more robust disclosures regarding these two subsidiaries in accordance with paragraphs 7 and 10 of IFRS 12.

RESPONSE: We respectfully advise the staff that we have updated page F-9 of the DRS/A. Where less than 50% of the equity of a subsidiary is held, the Company (through its subsidiaries) holds significantly more voting rights on the Board of Directors of these two subsidiaries. An assessment has been made, taking into account all the factors relevant to the relationship with these two subsidiaries, to ascertain control has been established.

2.7 Property and Equipment, page F-17

6.	Please explain why you depreciate land. We refer to guidance in paragraph 58 of IAS 16 . Also, disclose the judgement and assumptions used to determine the depreciation of land and buildings up to 60 years.

RESPONSE: We respectfully advise the staff that we have added the disclosure with regards to the depreciation of leasehold land on page F-20 of the DRS/A.

Depreciation is recognized from the date that the property, plant and equipment are installed and are ready for use, or in respect of internally constructed assets, from the date that the asset is completed and ready for use. Depreciation of land is recognized only for leasehold land based on the terms of the lease (i.e. 60 years) for the land as the leasehold land has a limited useful life and therefore is a depreciable asset.

2.12 Cash and cash equivalents, page F-19

7.	You disclose that cash and cash equivalents are comprised of cash in bank balances, cash on hand and short-term fixed deposits with original maturities of six months or less. Tell us why the maturity time period is six months or less and how you considered paragraph 7 of IAS 7 when determining this policy.

RESPONSE: We respectfully advise the staff that we have updated the disclosure in page F-22 of the DRS/A.

8.	Disclose the jurisdiction(s) that holds your cash and cash equivalents and address to what extent financial institutions in those jurisdictions insure your cash and cash equivalents. Disclose any restrictions associated with the transfer of cash outside its current jurisdiction(s).

RESPONSE: We respectfully advise the staff that we have added the relevant disclosures on the information as requested in page F-22 of the DRS/A, specifically pertaining to the extent our financial institutions ensure our cash and cash equivalents and if any restrictions are applicable with the transfer of cash outside the relevant jurisdictions.

2.18 Related Parties, page F-23

9.	Disclose if your key management personnel, as well as close family members are related parties. We refer to guidance in IAS 24.

RESPONSE: We respectfully advise the staff that all the relevant disclosures for related parties are made under Note 23 on F-48 of the DRS/A.

17 - Segment Reporting, page F-32

10.	With regard to your segment reconciliation, please specify and quantify items included in the “others” column. Also, total assets and total liabilities do not reconcile to your Consolidated Statements of Financial Position on page F-3. We refer to guidance in paragraphs 21 and 28 of IFRS 8.

RESPONSE: We respectfully advise  the staff that we have revised the figures to which reconcile with the Consolidated Statements of Financial Position on page F-3. Additionally, the definition of “others” is specified under Note 2.20 on page F-27 of the DRS/A.

General

11.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

RESPONSE: We respectfully advise the staff that we have yet to discuss the estimated offering price of range with the underwriter. Once finalized, we will provide an explanation to the staff on how we determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price.

12.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

RESPONSE: We respectfully advise the Staff that the Company has not authorized any written communications, as defined in Rule 405 under the Securities Act, to present to potential investors in reliance on Section 5(d) of the Securities Act, and the Company does not have and does not intend to retain any copies of those communications.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ How Meng Hock
Chief Executive Officer

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